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                              June 13, 2023

       Wai Lau
       Chief Executive Officer
       Intelligent Group Ltd
       Unit 2803, Level 28, Admiralty Centre
       Tower 1, 18 Harcourt Road
       Admiralty, Hong Kong

                                                        Re: Intelligent Group
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 23, 2023
                                                            File No. 333-272136

       Dear Wai Lau:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 23, 2023

       "The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance . . . ", page 33

   1. We note your disclosure that "stock markets have experienced extreme price and volume fluctuations" and that
"[s]tock prices of many companies have fluctuated in a manner unrelated or
disproportionate to the operating performance of those companies." Revise to expand your
discussion of the risks to investors when investing in stock where the price is changing rapidly. In
particular, clearly state that such volatility, including any stock-
                                                        run up, may be
unrelated to your actual or expected operating performance and financial condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock. To the extent that you anticipate your shares to be more
 Wai Lau
Intelligent Group Ltd
June 13, 2023
Page 2
       thinly traded than larger, established companies with relatively larger public floats, also revise to discuss the risks and related consequences due to such lack of liquidity, including the risk that sales of relatively small quantities of shares by your shareholders may disproportionately influence your share price.
Exhibit Index, page II-4

2.     We note counsel's assumptions in clauses (2)(g) and (2)(h) of the exhibit 5.1 validity
       opinion, as well as the limitations and qualifications pertaining to insolvency in paragraph
       4.3. Please have counsel remove the relevant assumptions. In this regard, counsel cannot assume that the company has sufficient authorized shares and is not in bankruptcy. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-
3792 with any other questions.



                                                             Sincerely,
FirstName LastNameWai Lau
                                                             Division of
Corporation Finance
Comapany NameIntelligent Group Ltd
                                                             Office of Trade &
Services
June 13, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName